As filed with the Securities and Exchange Commission on April 1, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PLAYSTUDIOS, INC.
(Name of Subject Company (Issuer))

PLAYSTUDIOS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $11.50 per share
(Title of Class of Securities)

72815G116
(CUSIP Number of Class of Securities)

Andrew Pascal
Chief Executive Officer
PLAYSTUDIOS, Inc.
10150 Covington Cross Drive
Las Vegas, NV 89144
(725) 877-7000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Joel Agena General Counsel PLAYSTUDIOS, Inc. 10150 Covington Cross Drive Las Vegas, NV 89144 (725) 877-7000	Rachel Paris, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2234

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by PLAYSTUDIOS, Inc., a Delaware corporation (“PLAYSTUDIOS” or the “Company”), to purchase for cash up to 10,996,361 of its outstanding warrants to purchase Class A common stock, par value $0.0001, at a price of $1.00 per warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of October 22, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.90 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price.

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants (defined below) is required to approve the Warrant Amendment as it relates to the Public Warrants and the consent of holder of at least 65% of the outstanding Private Placement Warrants (defined below) is required to approve the Warrant Amendment as it relates to the Private Placement Warrants. Holders of Public Warrants and Private Placement Warrants may not consent to the Warrant Amendment without tendering their Public Warrants and Private Placement Warrants in the Offer and such holders may not tender their Public Warrants and Private Placement Warrants without consenting to the Warrant Amendment.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.
Item 1.        Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.        Subject Company Information.
(a)Name and Address: The name of the subject company is PLAYSTUDIOS, Inc., a Delaware corporation. The address of its principal executive office is 10150 Covington Cross Drive, Las Vegas, Nevada 89144. and its telephone number is (725) 877-7000.
(b)Securities: The subject class of securities consists of the following outstanding warrants of the Company:
•warrants to purchase the Company’s Class A common stock, par value $0.0001, which were publicly issued and sold as part of units of the Company, formerly known as Acies Acquisition Corp. (“Acies”), in connection with the initial public offering of Acies’ securities on October 22, 2020 (the “Acies IPO”), which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”); and
•warrants to purchase the Company’s Class A common stock which were privately issued in connection with the Acies IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), which entitle such warrant holders to purchase one share of our Class A common stock at an exercise price of $11.50, subject to adjustments (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”).
As of March 31, 2022, there were 7,174,964 Public Warrants outstanding and 3,821,667 Private Placement Warrants outstanding. Any and all of the Public Warrants and Private Placement Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.
(c)Trading Market and Price: The information set forth under “The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants” in the Offer to Purchase is incorporated herein by reference.
Item 3.        Identity and Background of Filing Person.
(a)Name and Address: PLAYSTUDIOS is the subject company and the filing person. The business address and telephone number of PLAYSTUDIOS are set forth under Item 2(a) above. PLAYSTUDIOS’ internet address is www.playstudios.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o PLAYSTUDIOS, Inc. 10150 Covington Cross Drive, Las Vegas, Nevada 89144, and the telephone number for each such person is (725) 877-7000.

Name	Position
Andrew Pascal	Chief Executive Officer and Chairman of the Board
Scott Peterson	Chief Financial Officer
Joel Agena	General Counsel and Secretary
Joe Horowitz	Director
Jason Krikorian	Director
Judy K. Mencher	Director
James Murren	Director
Steven J. Zanella	Director
The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.
Item 4.        Terms of the Transaction.
(a)Material Terms: The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.
“Summary Term Sheet”
“The Offer and Consent Solicitation, Section 1. General Terms”
“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”
“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”
“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”
“The Offer and Consent Solicitation, Section 5. Background and Purpose of the Offer”
“The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants”
“The Offer and Consent Solicitation, Section 7. Source and Amount of Funds”
“The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities”
“The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Management”
“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”
“The Offer and Consent Solicitation, Section 11. Material U.S. Federal Income Tax Consequences”
“The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors”
“The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager”
“The Offer and Consent Solicitation, Section 14. Additional Information; Miscellaneous”
(b)Purchases: The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer—Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.
Item 5.        Past Contracts, Transactions, Negotiations and Arrangements.
(a)Agreements Involving the Subject Company’s Securities: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 6.        Purposes of the Transaction and Plans or Proposals.
(a)Purposes: The information set forth under “The Offer and Consent Solicitation, Section 5.C. Background and Purpose of Our Offer—Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.
(b)Use of the Securities Acquired: The Warrants tendered will be retired and cancelled by the Company.

(c)Plans: The information set forth under “The Offer and Consent Solicitation, Section 5.E. Background and Purpose of Our Offer—Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.
Item 7.        Source and Amount of Funds or Other Consideration.
(a)Source of Funds: The information set forth under “The Offer and Consent Solicitation, Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
(b)Conditions: The information set forth under “The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendment” in the Offer to Purchase is incorporated herein by reference.
(c)Borrowed Funds: Not Applicable.
Item 8.        Interest in Securities of the Subject Company.
(a)Securities Ownership: The information set forth under “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.
(b)Securities Transactions: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Arrangements Concerning the Shares” and “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.
Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager” is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, Alliance Advisors, LLC, the information agent for the Offer, nor PJT Partners LP, the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.
(b)Employees and Corporate Assets: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.
Item 10.        Financial Statements.
(a)Financial Information: Not applicable.
(b)Pro Forma Information: Not applicable.
Item 11.        Additional Information.
(a)Agreements, Regulatory Requirements and Legal Proceedings: The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer—Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
(b)Other Material Information: The information set forth under “Summary of Terms”, “The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 14. Miscellaneous” in the Offer to Purchase is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.        Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated April 1, 2022.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2022.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2022.
(a)(2)-(4)	Not Applicable
(a)(5)(i)	Press Release, dated April 1, 2022, announcing cash tender offer for PLAYSTUDIOS, Inc. warrants.
(a)(5)(ii)	Summary Advertisement, dated April 1, 2022, announcing cash tender offer for PLAYSTUDIOS, Inc. warrants.
(b)	Not Applicable
(d)(1)
Warrant Agreement, dated October 22, 2020, between Acies Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Acies Acquisition Corp.’s Current Report on Form 8-K filed October 27, 2020).

(d)(2)
Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among Acies Acquisition Corp., Acies Acquisition LLC, and certain stockholders of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed June 25, 2021).

(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table
Item 12(b).    Exhibits.

Filing Fee Exhibit
Item 13.        Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: April 1, 2022

PLAYSTUDIOS, Inc.

By:	/s/ Andrew Pascal
	Name:	Andrew Pascal
	Title:	Chief Executive Officer
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